CUSIP No. 879101103

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 3)1
Tekelec
(Name of Issuer)
Common Stock

(Title of Class of Securities)
879101103
(CUSIP Number)
Kensico Capital Management 55 Railroad Avenue, 2nd Floor Greenwich, CT 06830 Attn: Joseph Signorile Tel: (203) 862-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 27, 2012 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879101103

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON CO

CUSIP No. 879101103

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 879101103

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.		TYPE OF REPORTING PERSON IN, HC

CUSIP No. 879101103

Amendment No. 3 to Schedule 13D (Final Amendment)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on October 13, 2010, Amendment No. 1 thereto filed on February 7, 2011 and Amendment No. 2 thereto filed on February 16, 2011  (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 4.     Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On November 6, 2011, Tekelec entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Titan Private Holdings I, LLC, a Delaware limited liability company (“Parent”), and Titan Private Acquisition Corp., a California corporation (“Merger Subsidiary”), an indirect wholly-owned subsidiary of Parent. Parent is an affiliate of Siris Capital Group, LLC (“Siris”). The Merger Agreement is incorporated herein as Exhibit A by reference to Exhibit 2.1 to the Issuer’s Report on Form 8-K filed with the Commission on November 7, 2011, and any description thereof is qualified in its entirety by reference thereto. Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, on January 27, 2012 Merger Subsidiary merged with and into Tekelec and Tekelec became a wholly-owned subsidiary of Parent (the “Merger”). At the effective time of the Merger, each share of  Tekelec Common Stock issued and outstanding immediately prior to the Merger was cancelled in exchange for a cash payment of $11.00 per share. As a result of the Merger, the aggregate 6,974,844 shares of Common Stock held by the Reporting Persons for the accounts of the Funds were cancelled and exchanged for a cash payment of $76,723,284.

Item 5.     Interest in Securities of the Issuer.

The following paragraphs of Item 5 are hereby amended and restated to read in their entirety as follows:

(a) The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13D.  As of the date hereof, no Common Stock is beneficially owned by the Reporting Persons.

(c) Except as described in Item 4 above, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this statement.

(e) The Reporting Persons ceased to be the beneficial owners of five percent of the Common Stock on January 27, 2012, as a result of the Merger described in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

Exhibit A – Agreement and Plan of Merger, dated as of November 6, 2011, by and among the Issuer, Titan Private Holdings I, LLC and Titan Private Acquisition Corp (incorporated herein by reference to Exhibit 2.1to the Issuer’s Report on Form 8-K filed with the Commission on November 7, 2011)

CUSIP No. 879101103

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2012

KENSICO CAPITAL MANAGEMENT CORPORATION
By:	/s/ Michael Lowenstein
Authorized Signatory
MICHAEL LOWENSTEIN
/s/ Michael Lowenstein

THOMAS J. COLEMAN
/s/ Thomas J. Coleman